RECEIVED
2012 JUN -7 AM 9:34
SEC / TM

SECURIMISSION

OMB APPROVAL

OMB Number: 3235-0123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Hereunder

REPORT FOR THE PERIOD BEGINNING MM/DD/YY **AND ENDING** MM/DD/YY

April 1, 2010 to **March 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORP.

OFFICIAL USE ONLY

FIRM ID. NO.
30613

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY EAST **LYNNFIELD, MA 01940**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy B. Murphy, PRESIDENT (800)-949-1422

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET BOSTON, MA 02109

(Address) (City) (State) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5 (e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Timothy B. Murphy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Capital Corporation as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO - President

Title

Notary Public



MELISSA TARENTINO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 9, 2011

This report contains (check all applicable boxes):**

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent auditor's report on internal accounting control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2011 AND 2010

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
YEARS ENDED MARCH 31, 2011 AND 2010

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

We have audited the accompanying statements of financial condition of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. –the "Company") as of March 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Boston, Massachusetts
May 26, 2011



INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2011 AND 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 4,475,948	$ 5,712,063
Deposit with clearing organization	175,000	175,000
Receivables:		
Brokers and clearing organizations	6,500,901	5,725,749
Employees and registered representatives, net of allowance	1,571,644	1,304,025
Other	65,083	74,222
Securities owned, at fair value	17,384	57,933
Investment	50,000	50,000
Note receivable	603,169	735,598
Property and equipment, net	597,735	774,182
Other assets	942,593	900,765
Due from related parties, net	362,692	509,701
Deferred tax asset	1,139,389	761,373
Total assets	$ 16,501,538	$ 16,780,611
Liabilities and Stockholder's Equity		
Payables:		
Brokers and clearing organization	$ 3,261,860	$ 3,488,770
Other	698,956	482,260
Accrued liabilities	2,035,181	2,214,260
Deferred revenue	98,247	103,792
Securities sold, not yet purchased, at fair value	-	5,693
Income tax payable	235	-
Note payable	1,148,281	854,181
Total liabilities	7,242,760	7,148,956
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	6,156,225	6,009,004
Retained earnings	3,102,553	3,622,651
Total stockholder's equity	9,258,778	9,631,655
Total liabilities and stockholder's equity	$ 16,501,538	$ 16,780,611

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2011 AND 2010

	2011	2010
Revenues:		
Commissions and fees	$ 69,609,035	$ 65,279,554
Advisory fees	15,176,986	13,085,447
Interest and dividend income	343,280	356,018
Other income	165,588	485,759
Total revenues	85,294,889	79,206,778
Expenses:		
Commissions	69,613,280	64,045,010
Compensation and benefits	7,828,616	7,083,867
Legal and professional fees	2,853,835	1,410,035
Management fees - related party	1,443,691	1,124,830
Advertising and promotion	1,288,532	930,988
Occupancy	922,311	853,457
Communications and information technology	557,647	516,918
Fines and assessments	500,000	-
Miscellaneous	291,239	613,711
Data processing	267,386	210,935
Regulatory fees	132,656	366,817
Bad debt expense	20,733	90,390
Interest expense	20,543	20,515
Total expenses	85,740,469	77,267,473
Income (loss) before income taxes	(445,580)	1,939,305
Income tax provision	74,518	706,100
Net (loss) income	$ (520,098)	$ 1,233,205

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2011 AND 2010

	Common Stock No Par Value			
	Number of Shares	Carrying Amount	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2009	1,000	$ 5,801,757	$ 2,389,446	$ 8,191,203
Capital contributions	-	207,247	-	207,247
Net income	-	-	1,233,205	1,233,205
Balance, March 31, 2010	1,000	6,009,004	3,622,651	9,631,655
Capital contributions	-	147,221	-	147,221
Net loss	-	-	(520,098)	(520,098)
Balance, March 31, 2011	1,000	$ 6,156,225	$ 3,102,553	$ 9,258,778

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net (loss) income	$ (520,098)	$ 1,233,205
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	427,769	349,001
Unrealized loss (gain)	2,047	(5,985)
Deferred taxes	(378,016)	23,045
Charge to commission expense (forgivable loans)	304,205	130,134
Bad debt expense	20,733	90,390
Loss on disposal of property and equipment	-	1,198
Changes in assets and liabilities:		
Receivables	(1,358,570)	(302,893)
Securities, net	32,809	32,125
Other assets	(41,828)	(297,703)
Income tax receivable	235	398
Accrued liabilities	(179,079)	(162,408)
Deferred revenue	(5,545)	3,267
Payables	1,728,903	721,816
Due to (from) related parties, net	294,230	(438,212)
Net cash provided by operating activities	327,795	1,377,378
Cash flows from investing activities:		
Acquisition of property and equipment	(251,322)	(173,761)
Payments on note receivable	132,429	20,693
Net cash used in investing activities	(118,893)	(153,068)
Cash flows from financing activities:		
Payments on note payable	(1,445,017)	(1,209,979)
Net cash used in financing activities	(1,445,017)	(1,209,979)
Net (decrease) increase in cash and cash equivalents	(1,236,115)	14,331
Cash and cash equivalents, beginning of year	5,712,063	5,697,732
Cash and cash equivalents, end of year	$ 4,475,948	$ 5,712,063
Supplemental disclosures of cash flow information:		
Interest paid	$ 20,543	$ 20,515
Income taxes paid	$ 37,000	$ 100,960
Non-cash financing activity:		
Insurance premiums	$ 1,739,117	$ 1,278,316
Capital contributions	$ 147,221	$ 207,247

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the NYSE AMEX / Alternext US ("Amex") (formerly, The American Stock Exchange.) The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia, and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through Pershing, LLC ("Pershing"). ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") insurance and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below.

Commissions and Fees

MUTUAL FUNDS AND VARIABLE ANNUITIES: Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

BROKERAGE: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company also earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the *American Institute of Certified Public Accountants Audit and Accounting Guide: Brokers and Dealers in Securities*.

The Company receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Advisory Fees

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement negotiated between their independent advisors and their clients. These revenues are recorded quarterly as and when billed based on the fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at quarter end.

Other Income

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives with respect to annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as revenue. Fees collected to maintain books and records are deferred and recognized ratably throughout the year.

OTHER REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statements of financial condition at readily ascertainable fair value or at carrying amounts that approximate fair value as on these financial instruments generally have short maturity periods. The fair value of securities owned and trading securities sold, not yet purchased are equal to the carrying value. Changes in the fair value of these securities are reflected in the results of operations.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided. Commission receivables from one source were 38% and 32% of total receivables for the years ended March 31, 2011 and 2010, respectively.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of securities and other assets, revenue recognition, legal reserves and the allowance for doubtful accounts involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

Accounts Receivable – Allowance for Doubtful Accounts

The Company's policies for determining whether a receivable is considered uncollectible are as follows:

Trade Receivables. As prescribed by the SEC, trade receivables usually settle within three days. If a trade error occurs, the Company pursues remedies to collect on the trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is otherwise not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives. Management performs periodic evaluations and provides an allowance based on the assessment of specifically identified unsecured receivables and other factors, including the representative's payment history and production levels. Once it is determined that it is both probable that a loan has been impaired, typically due to the termination of the relationship, and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Routine repairs and maintenance are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

Reclassification

Certain amounts in 2010 were reclassified to provide comparison with 2011 classifications. Specifically, advisory fee revenue earned from certain turnkey asset management programs was previously reported as commissions and are currently reflected in Advisory fees. There was no impact to previously reported net income.

Subsequent Events

The Company has evaluated subsequent events through May 26, 2011, the date the financial statements were available to be issued and concluded there were no material subsequent events requiring disclosures.

Stock Options

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (the "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive ICH stock options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. As of March 31, 2011, the Company had granted a total of 218,750 shares of stock under the 1996 Plan.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Parent's Board of Directors is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, ICH stock options and restricted stock customarily are granted in connection with initial employment or under various retention plans. The Parent has not granted any ICH options under the 2005 Plan and has no current plans to do so.

Restricted shares of ICH stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with ICH restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant. As of March 31, 2011, the Parent had 338,187 restricted stock awards granted to current employees, of which 319,187 are fully vested. As of March 31, 2010, the Parent had 338,937 restricted stock awards granted to current employees, of which 321,145 are fully vested. The Company recognized compensation expense in the amount of $147,221 and $207,247 for the years ended March 31, 2011 and 2010, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU ") 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosures of activities, including purchases, sales, issuances, and a settlement within Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The implementation of the adoption of ASU 2010-06 did not have a material impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. While many of the amendments to U.S. GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. Adoption of ASU 2011-04 is not expected to have a significant impact on the Company's financial statements.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Trading and investment securities owned consist of both marketable securities and not readily marketable securities and are recorded at fair value. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Changes in the value of these securities are reflected currently in the results of operations.

As of March 31, 2011 and 2010, the Company's proprietary trading and investment accounts consisted of the following securities:

	2011		2010	
Fair Value:	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Corporate equities	$ 14,790	$ -	$ 54,850	$ 5,693
Mortgage backed securities	2,594	-	3,083	-
	$ 17,384	$ -	$ 57,933	$ 5,693

NOTE 4 – INVESTMENTS

As of March 31, 2011, the Company owned investments classified as held to maturity through December 31, 2011. These investments are presented at face value for the periods ended March 31, 2011 and March 31 2010, as follows:

Purchase Date	Purchase Price	Description	Face Value	Interest Date
12/1/2009	$ 50,000	Insight Real Estate Series 2007-A Secured Debentures	$ 50,000	Quarterly

Interest accrued for the respective periods March 31, 2011 and 2010 was $2,089 and $531.

NOTE 5 – LOANS TO REGISTERED REPRESENTATIVES

ICC has granted loans to certain registered representatives with the stipulation that the loans will be forgiven if the representatives remain licensed with the Company for an agreed upon period of time, generally one to five years, and/or meet specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Loans charged to commission expense totaled $304,205 and $130,134 for the fiscal years ended March 31, 2011 and 2010, respectively. Some loans to registered representatives are not subject to a forgiveness contingency. These loans, as well as loans that have failed the forgiveness contingency, are repaid to the Company by deducting a portion of the representatives' commission payouts throughout the commission cycle until the loans are repaid.

Interest charged on these loans to representatives range from 3% to 11.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31:

	2011	2010
Other loans	$ 712,590	$ 244,514
Forgivable loans	682,762	854,005
Less: allowance	(57,105)	(36,372)
Total loans	$ 1,338,247	$ 1,062,147

Included in Other loans is a $450,000 loan receivable from a registered representative in connection with a regulatory matter settled with the Massachusetts Securities Division on October 27, 2010. This representative has agreed to reimburse the Company for certain amounts paid by the Company with respect to this regulatory matter.

NOTE 6 - NOTE RECEIVABLE

On October 24, 2005, the Company entered into an agreement (the "Transition Agreement") with Dividend Growth Advisors, LLC ("DGA"). The Company agreed to terminate its Investment Advisory Agreement with Eastern Point Advisors Funds Trust (the "Trust") effective October 18, 2005 and to permit the appointment by the Trust of DGA to succeed the Company as the Trust's investment advisor. Under the terms of the Transition Agreement and an associated promissory note (the "Note"), the receivable owed by the Trust to the Company was assigned to DGA and DGA agreed to pay the Company an amount equal to the total of all fees that the Company had waived or remitted to a fund in the Trust through October 18, 2005.

The Note provides for a principal amount of $747,617, quarterly payments of interest accruing thereon at 5.5% and a full payment on or before October 31, 2010. The terms of this note were modified, effective March 3, 2010 to extend maturity by four years to October 31, 2014 and require annual principal payments of $100,000. Total amount outstanding as of March 31, 2011 and March 31, 2010 was $603,169 and $735,598, respectively. Prepayments are permitted without penalty. The interest accrued on this note was $8,169 and $2,981, respectively, at March 31, 2011 and March 31, 2010.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31:

	2011	2010
Equipment	$ 1,919,795	$ 1,737,526
Leasehold improvements	673,312	668,742
Furniture and fixtures	397,444	397,444
	2,990,551	2,803,712
Accumulated depreciation	(2,392,816)	(2,029,530)
Property and equipment, net	$ 597,735	$ 774,182

Depreciation expense was $373,393 and $349,001 for the years ended March 31, 2011 and 2010, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transactions with related parties which occur in the normal course of business and are deemed to be transacted at "arm's length" by management or that the Company deems immaterial.

Effective July 1, 2009, ICC agreed to reimburse ICH in the form of a management fee (the "Management Fee Agreement") for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. This overhead primarily is in the nature of salaries and professional and legal fees incurred to obtain such services as audit engagements, legal advice, and industry expertise.

The Company incurred expenses as outlined in the agreements related to ICH in the form of management fees for the years ended March 31, 2011 and 2010 of $1,443,691 and $1,124,830, respectively. The Company assesses the risk these agreements may have on the firm's net capital.

NOTE 8 – RELATED PARTY TRANSACTIONS (Continued)

At March 31, 2011 and 2010, the Company was owed an aggregate of $362,392 and $509,701, respectively, from ICH for management fees, a tax sharing arrangement, and cash transfers.

In 2009, ICC's parent, ICH, converted $1,572,057, consisting of $1,288,874 of intercompany receivables due from ICC and $283,183 of stock compensation expense, into an equity interest in ICC.

Effective December 2007, the Parent established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $308,698 and $309,036, which is included in commissions expense on the Statements of Operations for the years ended March 31, 2011 and 2010, respectively.

The Company leases office space from a related party, the owner of which is the principal stockholder of ICH and Chairman of the Board of Directors. Rent expense, including condo fees, for these leases amounted to $336,513 and $368,733 for the years ending ended March 31, 2011 and 2010, respectively, and is included in occupancy costs on the statements of operations.

The Company engages in transactions with a related party, whose owner is the spouse of the Company's principal stockholder, in connection with the promotion and servicing of fixed insurance products produced by the Company's independent representatives. Payments made by the Company to IMS Insurance, when combined with payments received by the Company from IMS Insurance were immaterial for the years ended March 31, 2011 and 2010.

The Company bills a broker dealer, whose owner is the spouse of the Company's principal stockholder and Chairman of the Board of Directors, ticket charges for executing its trades and being the introducing broker. Amounts billed for the years ended March 31, 2011 and 2010 were immaterial. Also, for the year ended March 31, 2011, the Company earned referral fees for the transfer of representatives to this broker dealer. The fees earned were immaterial.

NOTE 9 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations are as follows:

	2011		2010	
	Current	Deferred	Current	Deferred
Federal	$ 362,587	$ (321,401)	$ 604,170	$ 34,040
State	89,947	(56,615)	78,885	(10,995)
	$ 452,534	$ (378,016)	$ 683,055	$ 23,045

NOTE 9 – INCOME TAXES (Continued)

The net deferred tax assets include the following at March 31:

	2011	2010
Accruals and reserves	$ 525,934	$ 316,048
Deferred compensation	470,591	327,436
Depreciation & other	127,004	53,856
Charitable contributions	52,464	64,033
Liabilities	(36,604)	-
Deferred tax asset	$ 1,139,389	$ 761,373

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2011 and 2010. The Company does not have any tax positions as of March 31, 2011 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within 12 months of the reporting date.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 8). In October 2009, this lease term was extended to March 31, 2015. The Company continues to lease office space for offices located in Topsfield, Massachusetts from a related party (see Note 8) and Coral Gables, Florida. These leases expire in March 2012 and November 2011, respectively. The Company has entered into various operating leases for office equipment and furniture.

The total minimum rental due in future periods under these existing agreements as of March 31, 2011 are as follows:

2012	$	361,277
2013		282,250
2014		276,354
2015		282,214
2015		24,000
	$	1,226,095

Total lease expense for office space was $332,553 and $336,385 for the years ended March 31, 2011 and 2010, respectively, and is included in occupancy costs in the Statement of Operations.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

Other Contractual Obligations

The Company is contractually obligated in the short-term for approximately $426,140 of costs associated with hosting national events at various hotels that are expected to be paid in the year ended March 31, 2012.

The Company offers loans and transition assistance to its representatives mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including, but not limited to, the representatives joining the Company and meeting certain production requirements. As of March 31, 2011, there were no such outstanding commitments.

Litigation and Claims

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries. Also, the Company and its subsidiaries are subject to regulatory examinations, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or other negative impact on the Company. ICC, as a duly registered broker/dealer and investment advisor, is subject to regulation by the SEC, FINRA, NYSE - Amex (formerly the American Stock Exchange) and other state securities regulators.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to $100,000 in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $350,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the Statements of Income.

As of March 31, 2011 and March 31, 2010, the Company had accrued expenses of approximately $1,651,000 and $765,000, respectively, in legal fees and estimated probable settlement costs relating to the Company's defense in various legal matters. It is possible that some of the matters could require the Company to pay damages or make other payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of March 31, 2011. Key components of the March 31, 2011 accrual included (i) claims arising from alleged poor performance of certain real estate investment trusts ("REITs") and oil and gas limited partnerships that have experienced bankruptcy or other financial difficulties during or in connection with the recent global credit crisis and (ii) costs incurred in the settlement of state regulatory matters concerning sales practices respecting certain other investment products.

NOTE 11 – NOTES PAYABLE

At March 31, 2011 and 2010, notes payable consisted of debt to finance insurance premiums. These notes are referenced in the table below:

March 31,	Lender	Principal	Interest Rate	Maturity Date
2011	Flat Iron Capital	$ 1,148,281	1.99%	October 31, 2011
2010	Flat Iron Capital	$ 854,181	2.95%	October 31, 2010

For the years ended March 31, 2011 and 2010 there was no long-term debt outstanding.

NOTE 12 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. The Company did not make any discretionary contribution for the years ended March 31, 2011 and 2010.

NOTE 13 - FAIR VALUE MEASUREMENTS

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
- *Level 2* - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- *Level 3* - Inputs include unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

NOTE 13 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2011:

	Total Fair Value of Asset or Liability	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment	$ 50,000	$ 50,000	$ -	$ -
Securities, owned, at fair value	17,384	17,384	-	-
Total assets	$ 67,384	$ 67,384	$ -	$ -

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2010:

	Total Fair Value of Asset or Liability	Quotes Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment	$ 57,933	$ 57,933	$ -	$ -
Securities, owned, at fair value	50,000	50,000	-	-
Total assets	$ 107,933	$ 107,933	$ -	$ -
Liabilities:				
Securities sold, not yet purchased	$ 5,693	$ 5,693	$ -	$ -
	$ 5,693	$ 5,693	$ -	$ -

Valuation of Marketable Trading and Investment Securities Owned

The fair value of marketable trading and investment securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in over-the-counter market and listed securities for which no sale was reported on that date are stated as the last quoted bid price.

Valuation of Trading Securities Sold, Not Yet Purchased

As a broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company sometimes sells securities they do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on the balance sheet at fair value based on quoted market prices of the related securities and will result in a trading loss if the fair value increases and a trading gain if the fair value decreases between the balance sheet date and date of purchase.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

At March 31, 2011 and 2010, the carrying amount of the Company's cash and cash equivalents was $4,475,948 and $5,712,063, respectively, of which $2,702,350 and $1,931,372, respectively, was covered by the Depositors Insurance Fund of Massachusetts and $250,000, respectively, was covered by the Federal Deposit Trust Corporation ("FDIC").

The Company's cash and cash equivalents as of March 31, 2011 and 2010 includes $701,436 and $1,324,232, respectively, at its clearing broker-dealer of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 15 – NET CAPITAL REQUIREMENTS

ICC is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that its broker-dealer subsidiary maintain minimum net capital. As of March 31, 2011, ICC computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. Repayment or prepayment of subordinated debt and withdrawal of equity from retiring partners or officers is subject to net capital not falling below 5% of aggregate debits or 120% of minimum net capital requirement

Prior to March 31, 2011, ICC was subject to minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital (a "net capital ratio") not to exceed 15 to 1. Under the rule, indebtedness generally includes all money owed by ICC, and net capital includes ICC cash and assets that are easily converted into cash. SEC rules also prohibit "equity capital" (which, under the net capital rule, includes subordinated loans) from being withdrawn, cash dividends from being paid and other specified actions of similar effect from being taken, if, among other specified contingencies, ICC's net capital ratio would exceed 10 to 1 or if ICC would have less than 120% of its minimum required net capital.

As of March 31, 2011, ICC had net capital of $2.84 million (i.e., an excess of $2.59 million) and $3.39 million (i.e., an excess of $2.91 million) as of March 31, 2010.

NOTE 16 – FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2011) is available for examination at the principal office of the Company and at the regional office of the SEC.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly- Owned Subsidiary of Investors Capital Holdings, Ltd., the "Company"), as of and for the year ended March 31, 2011 in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 26, 2011

INVESTORS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
MARCH 31, 2011

SCHEDULE I

	Audited Net Capital
Net Capital	
Total stockholder's equity	$ 9,258,778
Less: non-allowable assets from the Statement of Financial Condition	6,046,155
Net Capital before haircuts on securities	3,212,623
Less: Haircuts on securities	83,383
Other deductions	289,459
Net Capital	2,839,781
Computation of basic net capital requirement	
Minimum dollar net capital requirement	250,000
Excess net capital	2,589,781
Net Capital in excess of the greater of: 5% of combined aggregate debt items or 120% of minimum net capital requirement	$ 2,589,781

There were reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported Net Capital	$ 2,709,569
Adjustments:	
Tax accrual	157,496
Other adjustments	(27,284)
Audited Net Capital, per above	$ 2,839,781

INVESTORS CAPITAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3
MARCH 31, 2011

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

INVESTORS CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
MARCH 31, 2011

SCHEDULE III

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED MARCH 31, 2011

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, LTD.)
Lynnfield, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC)] for the year ended March 31, 2011, which were agreed to by Investors Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investors Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investor Capital Corporation's management is responsible for Investor Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment and accrued amount in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment and the accrued assessment expense, copy of cancelled check for payment including related bank statement and traced the accrued expense to the trial balance), noting no differences;

2. Compared the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the Form SIPC-7 for the year ended March 31, 2011, noting no differences in the amounts reported on such forms;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (summary worksheet reconciling the SIPC-7 to the quarterly trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (manual recalculation of SIPC-7 and SIPC-7 worksheet supporting the adjustments), noting no differences; and



5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination of the Company's compliance with the applicable instructions to Form SIPC-7, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 26, 2011

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED MARCH 31, 2011

General assessment			$ 99,096
Less: payments made:			
	Date Paid	Amount	
	10/27/10	$ 48,256	
			48,256
Interest on late payment(s)			-
Total assessment balance and interest due			$ 50,840
Payment made with Form SIPC 7			$ 50,840

See Independent Accountants' Report.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
DETERMINATION OF SIPC NET OPERATING REVENUES
FOR THE YEAR ENDED MARCH 31, 2011

Total revenue		$ 85,294,888
Additions		-
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		43,589,422
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		2,046,508
Reimbursements for postage in connection with proxy solicitation		-
Net gain from securities in investment accounts		-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		-
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		-
Other revenue not related either directly or indirectly to the securities business		-
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	20,543	
Forty percent of interest earned on customers securities accounts	-	20,543
Total deductions		45,656,473
SIPC net operating revenues		$ 39,638,415
General assessment @ .0025		$ 99,096

See Independent Accountants' Report.